666 Third Avenue, 20th floor New York, NY 10017-4132 Main (212) 451-2900 Fax (212) 451-2999

To:

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

December 27, 2023

Re:	Aimfinity Investment Merger Sub I
Draft Registration Statement on Form F-4
Submitted on December 20, 2023
CIK No. 0001997799

Dear Sir/Madam:

On behalf of Aimfinity Investment Merger Sub I, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”) and our client, Aimfinity Investment Corp. I, a company organized under the laws of the Cayman Islands (“SPAC”), we are hereby submitting on a confidential basis a draft Registration Statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, in connection with the proposed business combination involving the Company, SPAC, Docter Inc., a Delaware corporation (“Docter”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Draft Registration Statement includes SPAC’s (a) unaudited interim financial statements and as of and for the nine months ended September 30, 2023; and (b) audited consolidated financial statements as of and for the year December 31, 2022, and as of and for the period from July 26, 2021 (inception) through December 31, 2021; as well as Docter’s audited consolidated financial statements as of and for the years ended December 31, 2022 and December 31, 2021. The Company intends to include Docter’s unaudited interim financial statements and as of and for the six months ended June 30, 2023 in a subsequent filing. The Draft Registration Statement also includes unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2022, and the unaudited pro forma interim condensed combined financial statements as of and for the six months ended on June 30, 2023 will be included in a subsequent filing.

December 27, 2023

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at 212-451-2908 or at azhou@rc.com.

Very truly yours,

/s/ Arila E. Zhou, Esq.
Arila E. Zhou, Esq.
Partner, Robinson & Cole LLP

cc:	I-Fa Chang, Director Aimfinity Investment Merger Sub I

Michael J. Blankenship, Esq. Winston & Strawn LLP